Exhibit 99.3

CRH MEDICAL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014

The following discussion and analysis should be read in conjunction with CRH Medical Corporation’s (the “Company” or “CRH”) audited annual consolidated financial statements and the corresponding notes thereto for the year ended December 31, 2014.  The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  Accordingly, financial data provided in this MD&A has been prepared in accordance with IFRS.

Unless otherwise specified, all financial data is presented in United States dollars. This management discussion and analysis is as of February 12, 2015.

Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Forward looking statements in this report include statements regarding additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of the MD&A. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: we may not continue to attract gastroenterologists and other licensed providers to purchase and use the CRH O’Regan System; we may not be able to successfully recruit and retain qualified clinicians to provide anesthesia services; our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability; our ability to make interest and principal payment on our debt; our debt agreements contain restrictions that limit our flexibility in operating our business; our ability to successfully market and sell our products and services; Our estimates of the size of the potential markets for our products and services; we may be subject to competition and technological risk which may impact the price and amount of the CRH O’Regan product we can sell; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; government-funded programs or private insurers may limit, reduce or make retroactive adjustments to reimbursement amounts or rates; we may not be able to collect reimbursements for our services from third-party payors in a timely manner; the Affordable Care Act may have a significant effect on our business; changes in key United States federal or state laws, rules, and regulations; the healthcare industry is highly regulated, and government authorities may determine that we have failed to comply with applicable laws, rules or regulations; our ability to establish, maintain and defend intellectual property rights in our products; our ability and forecasts of expansion and the Company’s management of anticipated growth; our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company’s business; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result risks relating to in product liability, medical malpractice, insurance and product recalls; risks associated with use of our products in unapproved circumstances; various risks associated with other legal, regulatory or investigative proceedings; we may not find suitable acquisition candidates or successfully integrate our acquisitions; our acquisitions may expose us to greater business risks and could affect our payor mix; there may be competition for anesthesia services impacting our ability to source and close future acquisitions; competition may negatively impact our ability to renew exclusive service agreements; new technologies may impact the demand for the anesthesia services we provide; our anesthesia services are provided under exclusive service agreements of varying duration, our ability to renew or replace these agreements could significantly impact our revenue and net income; we have significant debt which require us to generate significant cash flows from operations in order to make scheduled interest payments and principal payments; we may not be able to meet certain covenants under our credit facilities and our inability to meet these covenants could result in acceleration of our long term liabilities and or increased cost; we may be subject to the risks of foreign exchange rate fluctuation which could result in foreign exchange losses; and risks associated with the trading of our common shares on a public marketplace.

OVERVIEW

CRH Medical Corporation is a North American company focused on providing physicians with innovative products and services for the treatment of gastrointestinal diseases. The Company’s product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company’s first product, the CRH O’Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I — IV.  CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. CRH recently acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC (“GAA”), which provides anesthesia services for patients undergoing endoscopies and colonoscopies. Performing these procedures under anesthetic makes these procedures more comfortable for patients and allows gastroenterologists to perform more procedures. CRH plans to leverage the capabilities it acquired through GAA to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company’s goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians, equity financings, debt financings and a prior line of credit.  The Company’s ability to maintain the carrying value of its assets is dependent on successfully marketing its products and services and maintaining future profitable operations, the outcome of which cannot be predicted at this time.  The Company has also stated its intention to acquire or build additional anesthesia businesses. It may be necessary for the Company to raise additional funds for the continuing development of its business plan, including additional acquisitions.

RECENT EVENTS

On December 1, 2014, CRH, through a subsidiary of the Company, acquired control of the business, assets and interests of Gastroenterology Anesthesia Associates, LLC (‘GAA”), a limited liability company formed under the laws of Georgia (the “Transaction”) and acquired the management services agreement previously held by a private entity. GAA is a provider of anesthesia services for gastroenterology procedures. The acquisition of GAA further aligns CRH with gastroenterology physician specialists that either are or could be customers of CRH. As part of the acquisition of GAA, CRH acquired the expertise, skills and exemplary track record necessary to effectively manage and grow its anesthesia services business.  Further, CRH believes anesthesia services for gastroenterology is a highly fragmented business in the United States and is positioned for consolidation.  The Company believes it can consolidate certain types of anesthesia services through its acquisition of GAA and its platform and know-how to deliver such services.  .

The Company paid US$58,623,000 million at closing with up to an additional US$14,655,000 million payable within 4.5 years based on the acquired business satisfying certain financial performance requirements. The maximum total purchase price, assuming achievement of all performance measures, is US$73,278,000 million.

The Transaction was financed by cash on hand along with senior and subordinated credit facilities from Knight Therapeutics Inc. and affiliates of Crown Capital Partners Inc., in the amounts of US$30,000,000 million and CAD$22,500,000 million respectively, as well as a loan from The Bloom Burton Healthcare Structured Lending Fund II.  In conjunction with the Transaction, the Corporation also completed a non-brokered private placement for 6,967,845 Common Shares, at a subscription price of CAD$0.82 per share, to, among others, the owner of GAA and associated individuals, which further aligns the GAA sellers with CRH’s business prospects.

In the period from December 1, 2014 to December 31, 2014, GAA contributed revenue of $3,386,073 and net earnings of $1,516,970. The following unaudited supplemental financial information presents consolidated information as if the acquisition had been completed on January 1, 2013. The pro forma financial information presented below (unaudited) is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2013.

SELECTED PRO FORMA INFORMATION (UNAUDITED)

	2014	2013
	(unaudited)	(unaudited)
Product sales revenue	$8,598,097	$7,682,628
Anesthesia services revenue	34,520,315	37,128,967
Total revenue	43,118,412	44,811,595

Operating expenses — adjusted[1]

Product sales	3,868,830	4,012,358
Anesthesia services	13,919,549	11,863,140
Corporate	2,636,170	2,506,328
Total operating expenses - adjusted[1]	20,424,549	18,381,826

Total operating EBITDA[2]	22,693,863	26,429,769

Operating income	16,782,229	20,616,165
Net income and comprehensive income	$5,324,439	7,927,069

NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA2 and Operating expenses - adjusted1. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines Operating EBITDA2 as operating earnings before acquisition related expenses, stock based compensation, depreciation and amortization. Operating EBITDA2 is presented on a basis consistent with the Company’s internal management reports. The Company discloses Operating EBITDA2 to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines Operating expenses - adjusted1 as operating expenses before expenses related to the GAA acquisition, stock based compensation, depreciation and amortization.  Operating expenses — adjusted1 is presented on a basis consistent with the Company’s internal management reports.  The Company discloses Operating expenses - adjusted1 to capture the non-recurring expenses of the business before the impact of items not considered in management’s evaluation of operating expenses.  The Company also discloses Operating expenses - adjusted1 by segment.

Operating EBITDA2 and Operating expenses - adjusted1 do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

1 Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related corporate expenses, stock based compensation, depreciation and amortization.

2 Operating EBITDA:  This is a non-IFRS measure defined as operating income before acquisition related corporate expenses, stock based compensation, depreciation and amortization.

SELECTED ANNUAL INFORMATION

	2014	2013	2012
Product sales revenue	8,598,097	7,682,628	6,848,643
Anesthesia services revenue	3,386,073	—	—
Total revenue	11,984,170	7,682,628	6,848,643

Operating expenses — adjusted[1]
Product sales	3,868,830	4,012,358	3,542,376
Anesthesia services	1,255,193	—	—
Corporate	2,164,052	1,553,707	1,443,944
Total operating expenses - adjusted[1]	7,288,075	5,566,065	4,986,320

Operating EBITDA[2]	4,696,095	2,116,563	1,862,323

Operating income	2,977,893	1,799,795	1,331,831
Net income and comprehensive income	1,498,153	2,492,646	1,331,831

Earnings per share basic	0.031	0.051	0.027
Earnings per share diluted	0.030	0.051	0.027

Total assets	78,964,290	8,633,372	5,888,349
Total long term liabilities	46,950,391	—	—
Total liabilities	60,176,928	353,253	335,521

1 Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related corporate expenses, stock based compensation, depreciation and amortization.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

2 Operating EBITDA:  This is a non-IFRS measure defined as operating income before acquisition related corporate expenses, stock based compensation, depreciation and amortization.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

RESULTS OF OPERATIONS — for the year ended December 31, 2014

Revenue

Revenues for the year ended December 31, 2014 were $11,984,170 compared to $7,682,628 for the year ended December 31, 2013.

Revenues from product sales for the year ended December 31, 2014 were $8,598,097 compared to $7,682,628 for the year ended December 31, 2013. The 12% increase in product sales is the result of the continuing successful execution of the Company’s direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. As of December 31, 2014 the Company has trained 1,916 physicians to use the O’Regan System, representing 701 clinical practices. This compares to 1,650 physicians trained, representing 580 clinical practices, as of December 31, 2013.  In the future, the Company expects revenue from product sales to continue to increase as we expand our physician network and increase physician use of our technology.

Revenues from anesthesia services for the year ended December 31, 2014 were $3,386,073. On December 2, 2014 the Company announced the acquisition of GAA, a provider of anesthesia services to patients in association with Gastroenterologists performing endoscopies and colonoscopies.  The acquisition was effective December 1, 2014 and, as such, the Company’s results of operations contain one month of GAA activity.  Based on GAA’s historical information, December represents approximately 10% of GAA total annual revenue. In the future, the Company expects anesthesia revenue to increase through organic growth and through additional acquisitions.

Total operating expenses - adjusted1

For the year ended December 31, 2014, total operating expenses — adjusted1 were $7,288,075 compared to $5,566,065 for fiscal 2013, an increase of $1,722,010.

Product sales operating expenses — adjusted1 for the year ended December 31, 2014 was $3,868,830 compared to $4,012,358 for the year ended December 31, 2013. The decrease in expenses related to the Company’s Clinical Sales Program which was scaled down during the fourth quarter of 2013 and thus the full effect of the scale down was experienced in 2014. Also contributing to the decrease in product sales expenses is the Company’s decision, effective February 17, 2014, to begin invoicing customers for the 2.3% medical device excise tax. Prior to February 17, 2014 the Company was expensing the cost of the medical device excise tax. Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects operating expenses — adjusted1 to increase as the Company continues to invest in activities designed to increase demand for training and use of the CRH O’Regan System.

Anesthesia services operating expenses — adjusted1 for the year ended December 31, 2014 was $1,255,193.  Anesthesia services expenses primarily include labor related cost for the medical director and certified registered nurse anesthetists, medical drugs and supplies, and billing and management related expenses.

Corporate operating expenses — adjusted1 for the year ended December 31, 2014 was $2,164,052 compared to $1,553,707 for the year ended December 31, 2013.  This reflects a growth in expenses in 2014 of $610,345. The growth in corporate expenses is primarily the result of an increase in employee

1 Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related corporate expenses, stock based compensation, depreciation and amortization.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

related expenses and professional fees. In the future, the Company expects corporate expenses to marginally increase in support of Company’s expanded service offering.

Operating EBITDA1

Operating EBITDA1 for the year was $4,696,095, an increase of $2,579,532.  This is primarily a reflection of GAA’s contribution during the month of December 2014, offset by net increases in product and corporate operating expenses.

Operating Income

Operating income for the year ended December 31, 2014 was $2,977,893 compared to $1,799,795 for the year ended December 31, 2013, an increase of $1,178,098.  Contributing to the improved operating income is the increase in total Operating EBITDA1 of $2,579,532, less costs related to the acquisition of GAA, including the amortization of acquired professional service agreements of $458,070 and acquisition related expenses of $845,336.

Net finance expense

The GAA acquisition was financed by cash on hand along with senior and subordinated credit facilities from Knight Therapeutics Inc. and affiliates of Crown Capital Partners Inc., in the amounts of $30,000,000 and CAD$22,500,000 ($USD19,863,000) respectively, as well as a loan from The Bloom Burton Healthcare Structured Lending Fund II and a private placement of the Company’s common shares.

As a result of the debt acquired to fund the GAA acquisition, the Company has recorded net finance expense of $1,623,459 during the year.  Net finance expense is comprised of both interest and other debt related expenses, as well as foreign exchange gains and losses experienced on the Crown debt which is denominated in Canadian dollars.  In the year ended December 31, 2014, the Company recorded an exchange gain of $410,208 in relation to the Crown debt.  Excluding the impact of the exchange gain, the finance expense for the period was $2,033,667.

Income tax recovery

For the year ended December 31, 2014, the Company recorded an income tax recovery of $143,720 compared to a recovery of $692,851 for the year ended December 31, 2013.  The decrease in the recovery when compared to 2013 is a reflection of the additional taxable income arising from GAA.

Net and comprehensive income

For the year ended December 31, 2014, the Company recorded net income of $1,498,153 ($0.031 basic and $0.030 diluted income per share) compared to a net income of $2,492,646 ($0.051 basic and diluted income per share) for the year ended December 31, 2013.  The decrease in net income year over year is largely a reflection of the net finance expense recorded in 2014.

1 Operating EBITDA:  This is a non-IFRS measure defined as operating earnings before non-recurring corporate expenses, stock based compensation, depreciation and amortization. Refer to page 22 for reconciliation of reporting financial results to non-IFRS measures.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data expressed in thousands of United States dollars, except for per share figures, for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2014

(in 000’s of US$, except EPS)	Q4 14	Q3 14	Q2 14	Q1 14	Q4 13	Q3 13	Q2 13	Q1 13
Product sales revenue	2,360	2,200	2,046	1,991	2,047	1,851	1,950	1,836
Anesthesia services revenue	3,386	—	—	—	—	—	—	—
Total revenue	5,746	2,200	2,046	1,991	2,047	1,851	1,950	1,836
Operating expenses - adjusted[1]
Product sales[1]	978	1,034	990	867	1,006	926	976	1,105
Anesthesia services[1]	1,255	—	—	—	—	—	—	—
Corporate[1]	843	445	442	434	402	398	394	360
Total operating expenses - adjusted[1]	3,076	1,479	1,432	1,301	1,408	1,324	1,370	1,465
Operating EBITDA[2]	2,670	721	614	691	639	527	580	371
Operating income	1,285	630	501	562	571	454	502	274
Finance expense	1,623	—	—	—	—	—	—	—
Income tax expense (recovery)	(721)	210	174	194	(693)	—	—	—
Net and comprehensive income	383	420	327	368	1,264	454	502	274
Earnings per share basic	0.008	0.009	0.007	0.008	0.027	0.009	0.010	0.006
Earnings per share diluted	0.007	0.009	0.007	0.007	0.027	0.009	0.010	0.006

RESULTS OF OPERATIONS — for the three months ended December 31, 2014

Revenue

Revenues for the three months ended December 31, 2014 were $5,746,388 compared to $2,046,530 for the three months ended December 31, 2013 and $2,200,342 for the immediately preceding quarter.

Revenues from product sales for the quarter ended December 31, 2014 were $2,360,315 compared to $2,046,530 for the quarter ended December 31, 2013. The increase in product sales is the result of the continuing successful execution of the Company’s direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. As of December 31, 2014 the Company has trained 1,916 physicians to

1 Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related corporate expenses, stock based compensation, depreciation and amortization.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

2 Operating EBITDA:  This is a non-IFRS measure defined as operating earnings before acquisition related corporate expenses, stock based compensation, depreciation and amortization. Refer to the end of this document for the reconciliation of reporting financial results to non-IFRS measures.

use the O’Regan System, representing 701 clinical practices. This compares to 1,650 physicians trained, representing 580 clinical practices, as of December 31, 2013.  In the future, the Company expects revenue from product sales to continue to increase as we expand our physician network and increase physician use of our technology.

Revenues from anesthesia services for the quarter ended December 31, 2014 were $3,386,073. This represents one month of GAA revenues, as GAA was acquired on December 1, 2014.  Based on GAA’s historical information, December represents approximately 10% of GAA total annual revenue. In the future, the Company expects anesthesia revenue to increase through organic growth and through additional acquisitions.

Total operating expenses - adjusted1

For the three months ended December 31, 2014, total operating expenses — adjusted1 were $3,076,440 compared to $1,407,880 for the fourth quarter of 2013, an increase of $1,668,560 or 119%. Compared to total operating expenses — adjusted1 in the immediately preceding quarter of $1,478,973, this is an increase of $1,597,467 or 108%.  The overall increase in total operating expenses is a reflection of the additional operating expenses contributed by GAA in the period.

Product sales operating expenses — adjusted1 for the fourth quarter of 2014 was $977,787 compared to $1,005,923 for the fourth quarter of 2013, representing a decrease of $28,136 or 3%. The decrease in expenses related to the Company’s Clinical Sales Program which was scaled down during the fourth quarter of 2013 and thus the full effect of the scale down was experienced in 2014. Also contributing to the decrease in product sales expenses is the Company’s decision, effective February 17, 2014, to begin invoicing customers for the 2.3% medical device excise tax. Prior to February 17, 2014 the Company was expensing the cost of the medical device excise tax. Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects product sales operating expenses — adjusted1 to increase as the Company continues to invest in activities designed to increase demand for training and use of the CRH O’Regan System.

Anesthesia services operating expenses — adjusted1 for the quarter was $1,255,193.  Anesthesia services expenses primarily include labor related cost for the medical director and certified registered nurse anesthetists, medical drugs and supplies, and billing and management related expenses.

Corporate operating expenses — adjusted1 for the quarter ended December 31, 2014 was $843,460 compared to $401,957 for the quarter ended December 31, 2013 and $444,608 for the immediately preceding third quarter of 2014.  The increase compared to prior periods reflects a growth in expenses in 2014 of $441,503 or 110% when comparing the fourth quarters and an increase of $398,852 from the immediately preceding quarter or 90%. The growth in corporate expenses is primarily the result of an increase in employee related expenses and professional fees. In the future, the Company expects corporate expenses to marginally increase in support of Company’s expanded service offering.

1  Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related corporate expenses, stock based compensation, depreciation and amortization.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

Operating EBITDA1

Operating EBITDA1 for the quarter was $2,669,948, an increase of $2,031,298 from the fourth quarter of 2013 and an increase of $1,948,579 from the immediately preceding quarter.  This is primarily a reflection of GAA’s contribution during the month of December 2014, offset by net increases in product and corporate operating expenses.

Operating Income

Operating income for the quarter ended December 31, 2014 was $1,284,624 compared to operating income of $570,856 for the fourth quarter of 2013 and $629,697 for the immediately preceding quarter. Contributing to the improved operating income  when compared to 2013 is the increase in Operating EBITDA1 of $2,031,298, less costs related to the acquisition of GAA, including the amortization of acquired professional service agreements of $458,070 and acquisition related expenses of $845,336.

Net finance expense

The GAA acquisition was financed by cash on hand along with senior and subordinated credit facilities from Knight Therapeutics Inc. and affiliates of Crown Capital Partners Inc., in the amounts of $30,000,000 and CAD$22,500,000 (USD$19,863,000) respectively, as well as a loan from The Bloom Burton Healthcare Structured Lending Fund II and a private placement of the Company’s common shares.

As a result of the debt acquired to fund the GAA acquisition, the Company has recorded net finance expense of $1,623,459 during the quarter.  Net finance expense is comprised of both interest and other debt related expenses, as well as exchange gains and losses experienced on the Crown debt which is denominated in Canadian dollars.  In the quarter ended December 31, 2014, the Company recorded an exchange gain of $410,208 in relation to the Crown debt.  Excluding the impact of the exchange gain, the finance expense for the period was $2,033,667.

Income tax recovery

For the quarter ended December 31, 2014, the Company recorded an income tax recovery of $721,497 compared to a recovery of $692,851 for the fourth quarter of 2013.  In the fourth quarter of 2014, the Company recognized certain deferred tax assets in relation to the GAA acquisition which contributed to the recovery experienced in the 2014.

Net and comprehensive income

For the quarter ended December 31, 2014, the Company recorded net income of $382,663 ($0.008 basic and $0.007 diluted income per share) compared to a net income of $1,263,707 ($0.027 basic and diluted income per share) for the quarter ended December 31, 2013.  The decrease in net income quarter over quarter is largely a reflection of the net finance and acquisition related expenses recorded in 2014.  In contrast, net income is consistent with the immediately preceding quarter.  This is driven by a tax expense in the quarter, as opposed to a tax recovery.

1  Operating EBITDA:  This is a non-IFRS measure defined as operating earnings before acquisition related corporate expenses, stock based compensation, depreciation and amortization. Refer to the end of this document for the reconciliation of reporting financial results to non-IFRS measures.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2014, the Company had $4,133,663 in cash and cash equivalents compared to $6,602,798 at the end of 2013.  Excluding those current liability balances related to the non-cash amortization of notes payable, working capital was $4,035,337, compared to working capital of $7,399,110 at December 31, 2013.    The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable through cash earned through operating activities.

The Company has financed its operations primarily from revenues generated from product sales and though equity and debt financings. As of December 31, 2014, the Company has raised approximately $26 million from the sale and issuance of equity securities. Although the Company recorded net earnings for the year ending December 31, 2014, the Company has incurred historical losses, and as at December 31, 2014 had an accumulated deficit of $12,907,269. The Company expects that going forward cash from operating activities will be positive and will be sufficient to fund the current business.

Cash provided by operating activities for the year ending December 31, 2014 was $1,388,110 compared to $2,115,709 for the year ending December 31, 2013.

The GAA acquisition was financed by cash on hand along with senior and subordinated credit facilities, as described below:

Norrep Credit Opportunities Fund II, LP (“Crown Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Norrep Credit Opportunities Fund II, LP.  At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000).  The note bears interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company’s obligations under its senior credit agreement (see Knight Note).  Interest on the note is payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018.

Knight Therapeutics Inc. (“Knight Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a secured note payable from Knight Therapeutics Inc.  At inception, the original amount of the note payable was $30,000,000.  The note bears interest at a maximum of 12% per annum.  Interest on the note is payable on a quarterly basis beginning March 31, 2015.  The earliest maturity date of the loan is December 1, 2016, but may be extended to December 1, 2017 if certain conditions are met.  The agreement contains contractual clauses that may require early repayment of a portion of the principal balance should the Company complete an equity financing.

Knight Therapeutics Inc. — Annual Fee (“Knight Annual Fee”)

In accordance with the Knight Note agreement, the Company is obligated to pay an annual fee relating to a comfort letter provided by Knight in respect of the Company’s earn-out obligation.

Bloom Burton Structured Health Care Fund (“Bloom Burton Facility”)

On December 1, 2014, the Company entered into an unsecured facility agreement with Bloom Burton Structured Health Care Fund with a maximum borrowing limit of $2,000,000.  The facility bears interest at 12% per annum.  Accrued interest is payable on the maturity date or the date of any voluntary prepayment of the loan.  Full payment is required within 54 months after the first advance under the facility or at date mutually agreed between the Company and Bloom Burton.  As at December 31, 2014, the Company had drawn $2,000,000 under the facility.

As at December 31, 2014, the Company is in compliance with all debt covenants.  The Company is not subject to any debt covenants until March 2015.

The Company’s near-term cash requirements relate primarily to operations, working capital and general corporate purposes, including acquisitions. Based on the current business plan, the Company believes cash and cash equivalents, will be sufficient to fund the Company’s operating, debt repayment and capital requirements for at least the next 12 months.  The Company updates its forecasts on a regular basis and will consider additional financing sources as appropriate.

The following table summarizes the relative maturities of the financial liabilities of the Company:

	Maturity
At December 31, 2014	TOTAL	Less than one year	One to three years	Four to five years	After five years
Trade and other payables	$6,051,213	$6,051,213	$—	$—	$—
Employee benefits	105,930	105,930	—	—	—
Current tax liabilities	193,612	193,612	—	—	—
Short term advances	262,482	262,482	—	—	—
Notes payable	67,540,450	9,064,017	35,193,308	23,283,125	—
	$74,153,687	$15,677,254	$35,193,308	$23,283,125	$—

As at December 31, 2014, the Company has no material contractual obligations, other than those obligations relating to its lease of premises and those obligations under its debt agreements, as described above.  The minimum lease payments in respect of the Company’s lease is $16,172 in fiscal 2015.

OUTSTANDING SHARE CAPITAL

As at December 31, 2014, there were 60,881,947 common shares issued and outstanding for a total of $25,913,839 in share capital. As at December 31, 2014, there were 3,763,750 options outstanding at a weighted-average exercise price of $0.60 per share, of which 2,061,251 were exercisable into common shares at a weighted-average exercise price of $0.66 per share. As at December 31, 2014 there were 664,062 common shares reserved for future grant or issuance under the Company’s stock option plan and 5,368,542 common shares reserved for future issuance under the Company’s share unit plan.

As at February 12, 2015 there were 60,881,947 common shares issued and outstanding for a total of $25,913,839  in share capital and there were 3,763,750 options outstanding at a weighted-average exercise price of $0.50 per share, of which 2,133,126 were exercisable into common shares at a weighted-average exercise price of $0.61 per share.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its wholly owned subsidiary have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

(a)             Related party transactions

The Company paid or accrued fees of $173,422 (2013 - $109,570) to Directors of the Company.  Additionally, the Company made product sales totaling $118,198 (2013 - $196,711) to three companies owned or controlled by three of the Company’s Directors.  The transaction terms with related parties may not be on the same price as those that would result from transactions among non-related parties.

(b)    Compensation of key management personnel

Key management personnel compensation, including directors, is as follows:

	2014	2013
Salaries, directors’ fees and other benefits	$1,221,387	$807,833
Share-based payments	289,293	104,975
	$1,510,680	$912,808

i.      Share-based payments represents the fair value of options expensed during the years ending December 31, 2014 and 2013.

ii.   There were no post employment, termination or other long term benefits paid during the years ending December 31, 2014 and 2013.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. Controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and concluded that they provide reasonable assurance that material information relating to the Company was made known to them and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has designed internal controls over financial reporting (ICFR) to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management, including the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, which has been developed based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (1992)).

As permitted by National Instrument 52-109, we did not include our December 2014 acquisition of GAA in our assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2014. As of December 31, 2015, we will be required to assess the effectiveness of the internal controls of GAA, in addition to those of our existing business. Prior to its acquisition by us, GAA was a privately held company. GAA had net assets of $72.3 million, revenues of $3.4 and operating expenses, including acquisition expenses,  of $2,6 million, which we included in our consolidated financial statements as of and for the year ended December 31, 2014.

The Company’s Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the COSO (1992) framework and concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

Regardless of how well an internal control system is designed and operated, it can provide only reasonable, not absolute, assurance that all misstatements due to error or fraud will be detected or prevented from occurring in the financial statements due to the inherent limitations of any internal control system.

During 2014 there were no significant changes in the Company’s internal controls over financial reporting that have materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting.

In May 2013, COSO issued its Internal Control — Integrated Framework (the “2013 Framework”). While the 2013 Framework’s internal control components (i.e., control environment, risk assessment, control activities, information and communication, and monitoring activities) are the same as those in the 1992 Framework, the new framework requires companies to assess whether 17 principles are present and functioning in determining whether their system of internal control is effective. The Company expects to adopt the 2013 Framework during the fiscal year ending December 31, 2015.

CRITICAL ACCOUNTING ESTIMATES

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relating to the assessment for impairment and useful lives of intangible assets, determining the fair value of options, estimates of accruals, estimation of useful lives of property, plant and equipment, estimates supporting reported revenues, the recoverability of trade receivables, the valuation of certain long term liabilities and other assets, including liabilities relating to contingent consideration, the valuation of acquired intangibles and the valuation of deferred tax assets.

Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments.   In conjunction with the Company’s business acquisition, these judgments also include the Company’s determination of control for the purposes of consolidation, the Company’s definition of a business, as well as the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed

We consider the estimates and assumptions described in this section to be an important part in understanding the financial statements. These estimates and assumptions are subject to change, as they rely heaving on management’s judgment and are based on factors that are inherently uncertain.

(a)         Impairment and useful lives of long-lived assets:

The Company’s intangible assets are comprised of purchased technology, purchased professional service agreements, and patents. The cost of the Company’s intangible assets is amortized on a straight-line basis over the estimated useful life ranging from 12 to 20 years. Factors considered in estimating the useful life of intangible assets include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, and the effects of competition. Costs incurred to establish and maintain patents for intellectual property developed internally are expensed in the period incurred.

The carrying amounts of the Company’s intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment as required by IAS 36.  If any such indication exists, the asset’s recoverable amount is estimated.  An impairment loss is recognized whenever the carrying amount of the intangible assets or their cash-generating unit exceeds their recoverable amount. Impairment losses are recognized in the statements of operations.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In accordance with IFRS if, subsequent to impairment, an asset’s discounted future net cash flows exceeds its book value, the impairment previously recognized can be reversed. However, the asset’s book value cannot exceed what its amortized book value would have been had the impairment not been recognized.

For the year ending December 31, 2014, the Company has not recorded any impairment losses.

(b)         Revenue recognition — Anesthesia services:

Anesthesia services revenue consists primarily of patient revenues and is recognized as services are rendered. Patient service revenue is reported net of provisions for contractual allowances and other discounts from third party payers and patients. The Company has agreements with third-party payers that provide for payments to the Company at amounts different from its established billing rates. The differences between the estimated program reimbursement rates and the standard billing rates are accounted for as contractual adjustments, which are deducted from gross revenues to arrive at net operating revenues. Retroactive adjustments, if any, are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. Accounts receivable resulting from such payment arrangements are recorded net of contractual allowances.  The provision for contractual allowances and discounts are recognized on an accrual basis. These amounts are deducted from gross service revenue to determine net service revenue.

(c)          Accounts receivable and allowance for doubtful accounts:

The Company’s accounts receivable are related to providing healthcare services to patients and the sale of product directly to physicians. Collection of these accounts receivable is the Company’s primary source of cash and is critical to its operating performance. The Company’s primary collection risks relate to patient deductibles, co-payments and self-insured amounts owed by the patient. The Company’s estimate for the allowance for doubtful accounts is calculated historical experiences collection experience. The Company believes that it collects substantially all of its receivables related to providing healthcare to patients, net of contractual allowances and from the sale of product directly to physicians. To date, the Company believes there has not been a material difference between bad debt allowances and the ultimate historical collection rates on accounts receivables. The Company reviews its overall bad debts reserve for adequacy by monitoring historical cash collections as a percentage of net revenue. Uncollected accounts are written off when management determines that the balance is uncollectible.

(d)         Stock-based compensation:

The Company uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. Under the fair value based method, share-based awards to employees are measured at the fair value of the equity instrument issued as of the grant date using the Black-Scholes model and estimated forfeitures. The application of this pricing model requires management to estimate several variables, including the period for which the instrument is expected to be outstanding, price volatility of the Company’s stock over the relevant timeframe, the determination of a relevant risk free interest rate, assumption regarding the Company’s future dividend rate policy and estimate of the number of awards that will vest. Changes in one or more assumptions could materially impact the value derived for these equity instruments.

(e)          Income taxes:

Income tax expense is comprised of current and deferred tax.  Current tax and deferred tax are recognized into earnings except to the extent that it relates to a business combination, or items recognized directly in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

FUTURE CHANGES IN ACCOUNTING POLICIES

New standards and interpretations not yet applied:

IFRS 9 - Financial Instruments:

On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)).  IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment.

IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship.  Special transitional requirements have been set for the application of the new general hedging model.

The Company intends to adopt IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Annual Improvements to IFRS (2012 – 2014):

On September 25, 2014 the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. The amendments will apply for annual periods beginning on or after January 1, 2016. Earlier application is permitted, in which case, the related consequential amendments to other IFRSs would also apply. Each of the amendments has its own specific transition requirements.

Amendments were made to clarify the following in their respective standards:

•                  Changes in method for disposal under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations;

•                  ‘Continuing involvement’ for servicing contracts and offsetting disclosures in condensed interim financial statements under IFRS 7 Financial Instruments: Disclosures;

•                  Discount rate in a regional market sharing the same currency under IAS 19 Employee Benefits;

•                  Disclosure of information ‘elsewhere in the interim financial report’ under IAS 34 Interim Financial Reporting;

The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments to have a material impact on the financial statements.

Disclosure Initiative:  Amendments to IAS 1 — Presentation of Financial Statements:

On December 18, 2014 the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”).  The amendments are effective for annual periods beginning on or after 1 January 2016. Early adoption is permitted.

These amendments will not require any significant change to current practice, but will facilitate improved financial statement disclosures.  The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

IFRS 15 - Revenue Recognition:

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers.  The new standard is effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue — Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, employee benefit obligations, short term advances, notes payable, and the Company’s earn-out obligation.  The fair values of these financial instruments, except the notes payable balances and the earn-out obligation, approximate carrying value because of their short-term nature. The Knight debt and the earn-out obligation arising from the Company’s acquisition of GAA are classified as financial liabilities recorded at fair value through earnings.  For all other debt balances, the fair value of these financial instruments approximates carrying value as the debt was acquired on December 1, 2014 and there have been no events or circumstances subsequent to this date that would suggest a change in fair value.

Cash and cash equivalents and trade and other receivables are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables, employee benefit obligations and short term advances are classified as other financial liabilities, which are measured at amortized cost.  Notes payable balances, excluding the Knight Note payable and earn-out obligation, are measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, and trade receivables.  The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions and only investing in liquid, investment grade securities.

The Company has a number of individual customers and no one customer represents a concentration of credit risk.

The carrying amount of trade receivables is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within operating expenses.  When a receivable balance is considered uncollectible it is written off against the allowance.  Subsequent recoveries of amounts previously written off are credited against operating expenses in the income statement.

No one customer accounts for more than 10% of the Company’s consolidated revenue.  Credit risk associated with the collection of receivables is considered low.  The Company establishes a provision for losses on accounts receivable if it is determined that all or part of the outstanding balance is uncollectable.  Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using a combination of the specific identification method and historic collection patterns.

The carrying amount of financial assets represents the maximum credit exposure.  The maximum exposure to credit risk at the reporting date was:

	2014	2013
Cash and cash equivalents	$4,133,663	$6,602,798
Trade receivables	3,334,462	676,855
	$7,468,125	$7,279,653

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company ensures that there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i)       Foreign currency risk:

The majority of the Company’s sales and purchases are made in U.S. dollars.  However, certain of the Company’s revenues and expenses are denominated in Canadian dollars.  Foreign currency risk reflects the risk that the Company’s earnings will be impacted by fluctuations in exchange rates.  During the year ended December 31, 2014, approximately 1.4% (2013 — 2.0%) of the Company’s sales were made in Canadian dollars and approximately 35% (2013 - 41%) of expenses was incurred in Canadian dollars.  With all other variables held constant, a 10% point increase in the value of the Canadian dollar relative to the U.S. dollar would have reduced net income by approximately $293,000 (2013 - $212,000) for the year ended December 31, 2014.  There would be an equal and opposite impact on the net income with a 10% point decrease in the value of the Canadian dollar relative to the U.S. dollar.

At December 31, 2014, the Company has Canadian dollar denominated working capital as well as a Canadian dollar denominated loan.  Foreign exchange gains and losses arising from the revaluation of these balances are included in net income or earnings.  With all other variables held constant, a 10% point increase in the value of the Canadian dollar relative to the U.S. dollar would have decreased net income by approximately $2,561,000 (2013 - $1,100) for the year ended December 31, 2014, based on the net working capital position and loan balances held in Canadian dollars.  There would be an equal and opposite impact on the net income with a 10% point decrease in the value of the Canadian dollar relative to the U.S. dollar.

The objective of the Company’s foreign exchange risk management activities is to minimize transaction exposures and the resulting volatility of the Company’s earnings.  The Company manages this risk by pricing sales in U.S. dollars or the currency of the expenses being incurred.  The Company has not entered into any forward foreign exchange contracts.

The Company is exposed to currency risk on the following:

Expressed in U.S. dollar equivalent	2014	2013
Cash and cash equivalents	$67,521	$105,433
Trade receivables	32,452	21,490
Trade and other payables and other financial liabilities	771,893	115,150
Notes payable	16,418,166	—

Interest rate risk

The Company’s policy is to invest cash and equivalents at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for the Company.  Fluctuations in interest rates impact the value of cash equivalents.  The Company’s interest bearing liabilities are fixed rate instruments.  As a result, fluctuations in market interest rates will have no significant impact on the earnings of the Company, but may impact the fair value of such instruments at any given date.

LEGAL PROCEEDINGS

The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify third parties with respect to certain matters.  These obligations include, but are not limited to contracts entered into with physicians where the Company agrees, under certain circumstances, to indemnify a third party, against losses arising from matters including but not limited to medical malpractice and product liability.  The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to final outcome of these potential claims.

For further information about CRH Medical Corporation, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at info@crhmedcorp.com.

NON-IFRS MEASUREMENTS

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the consolidated financial statements and accompanying notes for the year ended December 31, 2014.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA and Operating expenses - adjusted. The Company believes these supplementary financial measure reflects the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines Operating EBITDA as operating earnings before acquisition related corporate expense, stock based compensation, depreciation and amortization.  Operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses Operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines Operating expenses - adjusted as operating expenses before acquisition related corporate expense, stock based compensation, depreciation, and amortization.  Operating expenses - adjusted is presented on a basis consistent with the Company’s internal management reports.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

Operating EBITDA

For the three months ended	2014				2013				For the year ended
(USD in thousands)	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar	2014	2013	2012
Total Operating EBITDA	2,670	721	614	691	639	527	580	371	4,696	2,117	1,862
Amortization expense	(458)	—	—	—	—	—	—	—	(458)	—	—
Depreciation expense	(13)	(10)	(12)	(18)	(28)	(19)	(18)	(18)	(53)	(83)	(123)
Stock based compensation	(69)	(82)	(101)	(110)	(40)	(54)	(61)	(80)	(362)	(235)	(407)
Acquisition expenses	(845)	—	—	—	—	—	—	—	(845)	—	—
Operating income	1,285	629	501	563	571	454	501	273	2,978	1,799	1,332

Operating expenses - adjusted

For the three months ended	2014				2013				For the year ended
(USD in thousands)	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar	2014	2013	2012

Product sales operating expense — adjusted	978	1,034	990	867	1,005	926	976	1,105	3,869	4,012	3,542
Amortization expense	—	—	—	—	—	—	—	—	—	—	—
Depreciation expense	1	—	1	7	1	9	8	8	9	26	35
Stock based compensation	22	19	21	31	20	30	33	45	93	128	193
Product sales expense	1,001	1,053	1,012	905	1,026	965	1,017	1,158	3,971	4,166	3,770

Anesthesia services operating expense — adjusted	1,255	—	—	—	—	—	—	—	1,255	—	—
Amortization expense	458	—	—	—	—	—	—	—	458	—	—
Depreciation expense	—	—	—	—	—	—	—	—	—	—	—
Stock based compensation	—	—	—	—	—	—	—	—	—	—	—
Anesthesia services expense	1,713	—	—	—	—	—	—	—	1,713	—	—

Corporate operating expenses — adjusted	843	445	442	434	402	398	394	360	2,164	1,554	1,444
Amortization expense	—	—	—	—	—	—	—	—	—	—	—
Depreciation expense	12	10	11	11	27	10	9	9	44	55	89
Stock based compensation	47	63	80	79	21	24	28	34	269	107	214
Acquisition expenses	845	—	—	—	—	—	—	—	845	—	—
Corporate expense	1,747	518	533	524	450	432	431	403	3,322	1,716	1,747

Total operating expense - adjusted	3,076	1,479	1,432	1,301	1,407	1,324	1,370	1,465	7,288	5,566	4,986
Total operating expense	4,461	1,571	1,545	1,429	1,476	1,397	1,448	1,561	9,006	5,882	5,517